Exhibit 99.10

CONSENT OF ERNEST BURGA

March 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas (Argentina) Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2023 (the “Form 40-F)

I, Ernest Burga, hereby consent to the use of my name in connection with reference to my involvement in the following:

•
the preparation of the Technical Report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 TPA Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina”, dated September 30, 2020 (the “Technical Report”);
•
the review and approval of all technical and scientific information contained in the Annual Information Form for the year ended December 31, 2023 being filed by the Company as part of the Form 40-F, other than that derived from the Technical Report and the technical report entitled “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina” with an effective date of April 30, 2023 (the “AIF”); and
•
the review and approval of all technical and scientific information contained in the Management’s Discussion & Analysis for the year ended December 31, 2023 being filed by the Company as part of the Form 40-F (the “MD&A”)

and to references to the Technical Report, the AIF and MD&A, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report, the AIF and MD&A related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report and review of the AIF and MD&A, to references to the Technical Report, the AIF and MD&A, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report, the AIF and MD&A related to me in the registration statements (No. 333-238142 and No. 333-227816) on Form S-8 and the registration statement (No. 333-269649) on Form F-10. This consent extends to any amendments to the Form S-8s or Form F-10, including post-effective amendments, and any new Form S-8 registration statement filed by the Company incorporating by reference the Form 40-F.

/s/Ernest Burga
Ernest Burga